GANKIT CORPORATION
5201 Memorial Drive, Suite 1115
Houston, TX 77007
713-510-3559

October 4, 2012

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	GankIt Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed September 14, 2012
File No. 333-182761

Dear Ms. Ransom:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Gankit Corporation (the "Company", "we" or "us") dated October 2, 2012.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

Overview, page 33

1.
We note your response to comment 39 in our letter dated August 17, 2012, as well as the statement that you "believe the proceeds from this offering in addition to our existing cash on hand will satisfy our cash requirements for up to 24 months." It is unclear how this is the case given that you are obligated to compensate your chief executive officer $84,000 annually and will incur costs associated with being a public company, in each case beginning upon the effectiveness of the registration statement. Please advise or revise. In addition, it is unclear whether the discussion of Phase One and Phase Two activities is intended to reflect all of you operating costs, including costs associated with compensating your chief executive officer and being a public company. Please revise or advise.

Company Response
We note the Staff's comment, and have revised our disclosure throughout the Registration Statement to clarify that we believe we can satisfy our cash requirements for approximately 6 months with funds raised through the offering plus cash on hand; to add a line item for the consideration due to our management during our Phase One activities in “Plan of Operations”; to update the total consideration due to our management during our Phase Two activities in “Plan of Operations”; to add line items for the expenses associated with being a public company during our Phase One and Phase Two activities in “Plan of Operations”; and to update the total amount of funding we believe we will require for the next 24 months for both our Phase One and Two activities ($800,000), throughout the Registration Statement.

Exhibit 5.1

2.
Please delete as inappropriate the assumption contained in the second sentence in the third paragraph of the legal opinion that the "signing parties have had the power, corporate or other, to sign any and all documents that bear their signatures."

Company Response
The Company’s legal counsel has revised the legal opinion as you have requested.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/ John Arnold
John Arnold
Chief Executive Officer